November 2, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (215)546-5388

Mr. Jonathan Z. Cohen
Chief Executive Officer
Resource America, Inc.
1845 Walnut Street, Suite 100
Philadelphia, PA 19103

Re: Resource America, Inc.
Forms 10-K and 10-K/A for the Fiscal Year Ended September 30, 2005
Filed December 14, 2005, March 27, 2006, and October 11, 2006
File No. 0-4408

Dear Mr. Cohen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant